

March 4, 2013

Via Email
Eric Nelson
Chief Financial Officer
DubLi, Inc.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486

     Re: DubLi, Inc.
            Item 4.02 Form 8-K
            Filed December 18, 2012
            File No. 0-49801

Dear Mr. Nelson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Andrew D. Mew

            Andrew D. Mew
            Accounting Branch Chief